SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at August 17, 2004

AMARC RESOURCES LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 17, 2004

* Print the name and title of the signing officer under his signature

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AMARC RESOURCES LTD.
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.hdgold.com

AMARC CLOSES ACQUISITION OF BC PROPERTY WITH
GOLD-COPPER-MOLYBDENUM PORPHYRY DEPOSIT TARGET

August 17, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Amarc Resources Ltd. (TSX Venture: AHR, OTCBB: AXREF) is pleased to announce that Amarc has completed the previously announced agreement, whereby it will acquire a 100% interest in the Spius property. The property is located in the Nicola region of south central British Columbia, near the town of Merritt.

The Spius target has a porphyry signature - an extensive (500 metres by 600 metres) open-ended copper-in-soil anomaly, with associated molybdenum values and is situated near two, large (500 metres by 1,200 metres) induced polarization chargeability anomalies. The property is situated in a geological setting similar to areas that host major copper-gold porphyry mines in British Columbia. One of these, the Copper Mountain gold-copper deposit at Princeton, produced 170 million tonnes grading 0.58% copper and 0.17 g/t gold.

Very limited drilling has been done on the Spius property but this work did not probe the prospective copper-in-soil anomaly. Amarc plans to initiate exploration at the property with the objective of advancing the target to the drill ready stage.

Amarc can acquire its interest in the Spius property by making staged cash payments totaling $35,000 and issuing 80,000 common shares over three years to two arm's length vendors. The property is also subject to a 2% NSR, which Amarc, at its option, can purchase for $2.0 million. The first option payment of 10,000 shares has been made. All the shares issued in the agreement bear a hold period legend until December 1, 2004 and there were no finder's fees paid in connection with the agreement.

With a working capital position of over $13 million, Amarc is advancing its focused effort to make major new mineral deposit discoveries in British Columbia. Guided by Hunter Dickinson management and senior staff, who have made previous discoveries in BC, Amarc's exploration team is assembling a portfolio of key projects. Field surveys of numerous high priority targets are currently underway.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.